T36® ALDA Pharmaceuticals

November 15, 2011

To: All Canadian Securities Regulatory Authorities

Subject: **ALDA PHARMACEUTICALS CORP.**

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Annual General and Special Meeting
Record Date for Notice of Meeting:	December 7, 2011
Record Date for Voting (if applicable):	December 7, 2011
Beneficial Ownership Determination Date:	December 7, 2011
Meeting Date:	January 11, 2012
Meeting Location (if available):	Vancouver, BC

Voting Security Details:

Description	CUSIP Number	ISIN
Common Shares	**01407W**	**CA01407W1068**

Yours truly,

ALDA Pharmaceuticals Corp.

Per:

"Terrence Owen"
President